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Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

October 26, 2020

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Trust”)

(File Nos. 2-89729; 811-03980)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-1A relating to the addition of Class W shares of the High Yield Portfolio (the “Portfolio”), filed with the Commission on July 24, 2020. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 211 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 30, 2020.

COMMENTS TO THE PROSPECTUS

Comment 1.    Please confirm whether the Adviser’s fee waiver and expense reimbursement arrangement that will reduce the operating expenses of Class W shares of the Portfolio will be in place for no less than one year from the effective date of the Trust’s registration statement with respect to Class W shares of the Portfolio.

Response 1. We hereby confirm that this fee waiver and expense reimbursement arrangement is expected to be in place for a period of no less than one year from the effective date of the Trust’s registration statement with respect to Class W shares of the Portfolio.

Comment 2.     Please supplementally confirm how and when the Portfolio would notify investors if the Portfolio’s Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement increases to above 0.00% with respect to Class W shares.

Response 2. We hereby confirm that the Trust anticipates, to the extent feasible, it would provide investors with advance notification of an increase in the expense limit with respect to Class W shares of the Portfolio to above 0.00%, such as through a supplement filed pursuant to Rule 497 under the Securities Act of 1933. We note that, as disclosed, certain Portfolio expenses are excluded from the expense limitation arrangement and, thus, could result in net operating expenses of Class W shares of the Portfolio exceeding 0.00% despite the arrangement remaining in place.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai
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